Exhibit 99.1

Brussels, 27 April 2016 – 1 / 2

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Anheuser-Busch InBev General Shareholders Meeting approves dividend payment 2015

Anheuser-Busch InBev (Euronext: ABI; NYSE: BUD, Mexbol : ABI; JSE : ANB) is pleased to announce that the General Shareholders Meeting of 27 April 2016 has approved the annual accounts for the year ended 31 December 2015, as well as the gross total dividend for 2015 of EUR 3.60 proposed by the Board of Directors. Taking into account the gross interim dividend of EUR 1.60 per share paid in November 2015, a gross final dividend of EUR 2.00 will be payable upon presentation of coupon n° 20. The calendar for the payment of the final dividend is as follows:

Dividend timeline
	Ex-coupon date	Record date	Payment date
Euronext : ABI	29 April 2016	2 May 2016	3 May 2016
MEXBOL : ABI	29 April 2016	2 May 2016	3 May 2016
JSE : ANB	29 April 2016	6 May 2016	9 May 2016
NYSE : BUD (ADR Program)	28 April 2016	2 May 2016	20 May 2016

The General Shareholders Meeting has also approved the following resolutions:

•	Granting discharge to the directors and to the statutory auditor for the performance of their duties during the financial year 2015.
•

Appointment as statutory auditor of Deloitte Bedrijfsrevisoren – Réviseurs d’Entreprises, for a period of three years, ending after the shareholders meeting which will be asked to approve the accounts for the year 2018.

•	Approving the remuneration report for the financial year 2015, including the executive remuneration policy.
•	Granting a total of 235.500 stock options to the directors of the company for the performance of their mandate during the financial year 2015.
•

Approving the change of control provisions relating to (i) the 9.000.000.000 USD Senior Facilities Agreement of 2010, as amended and restated on 28 August 2015, and (ii) the 75.000.000.000 USD Senior Facilities Agreement of 28 October 2015.

•	Acknowledging that all VVPR Strips issued by the company have become void.

  Brussels, 27 April 2016 – 2 / 2

CONTACTS

Media	Investors

Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Graham Staley Tel: +1-212-573-4365 E-mail: graham.staley@ab-inbev.com
Karen Couck Tel: +1-212-573-9283 E-mail: karen.couck@ab-inbev.com Kathleen Van Boxelaer Tel: +32-16-27-68-23 E-mail: kathleen.vanboxelaer@ab-inbev.com	Heiko Vulsieck Tel: +32-16-27-68-88 E-mail: heiko.vulsieck@ab-inbev.com Lauren Abbott Tel: +1-212-573-9287 E-mail: lauren.abbott@ab-inbev.com

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexican (MEXBOL: ABI) and Johannesburg (JSE: ANB) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer by volume and one of the world’s top five consumer products companies. The company has a portfolio of well over 200 beer brands and it aims to continue to forge strong connections with consumers. This includes global brands Budweiser®, Corona® and Stella Artois®; international brands Beck’s®, Leffe® and Hoegaarden®; and local champions Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Victoria®, Modelo Especial®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Cass® and Jupiler®. Anheuser-Busch InBev’s brewing heritage and quality is rooted in brewing traditions of more than 600 years and the Den Hoorn brewery in Leuven, Belgium, as well as the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of more than 150,000 employees based in 26 countries worldwide. In 2015, Anheuser-Busch InBev realized 43.6 billion USD revenue. The company strives to be the Best Beer Company Bringing People Together For a Better World.